FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2009
Commission File No. 000-49760

MEGAWEST ENERGY CORP.
(Translation of registrant's name into English)

Suite 800, 926 - 5th Ave S.W., Calgary, Alberta, Canada T2P 0N7
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGAWEST ENERGY CORP.

/s/ R. William (Bill) Thornton
R. William (Bill) Thornton
President
Date: January 26, 2009

BRITISH COLUMBIA
ALBERTA
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.                                Name and Address of Company
MegaWest Energy Corp. (the "Company")
Suite 800, 926 – 5th Avenue S.W.
Calgary, Alberta, Canada  T2P 0N7

Item 2.                                Date of Material Change(s)

January 23, 2009

Item 3.                                News Release
The Company’s news release dated January 23, 2009 was disseminated by Market Wire on  January 23, 2009

Item 4.                                Summary of Material Change
The Company announces the resignation of Mr. George T. Stapleton, II as CEOas well as Mr. Kelly Sledz as VP Finance. Mr. Stapleton will continue asChairman of the Board and in this capacity will remain active in the Company without cash compensation.

In addition to these changes at the executive level, the Company has significantly reducedits overall staffing level.  Compared to December 1, 2008, the Company has reducedoverall staffing by 71% and corresponding salaries by 63%.

                                               The Company has retained only a core staff of personnel to ensure continuity and the capacity to restart the projects in Missouri which were shut-in during December (see December 31 News Release).

Item 5.                                Full Description of Material Change

5.1           Full Description of Material Change
See attached News Release.

            5.2           Disclosure for Restructuring Transactions
Not Applicable.

Item 6.                                Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.                                Omitted Information
Not Applicable.

Item 8.                                Executive Officer
For further information, please contact George T. Stapleton, II, Chairman of the Board
R. William (Bill) Thornton, President and CEO Telephone: 403.984.6342

Item 9.                                  Date of Report

This report is dated January 23, 2009

NEWS RELEASE

MegaWest Reorganizes to Strengthen Financial Flexibility

Calgary, Alberta; January 23, 2009 – MegaWest Energy Corp., (the “Company” or “MegaWest”), an independent oil and gas company, specializing in non-conventional oil and gas projects with a focus on North American heavy oil, announced today that it has reorganized to strengthen its financial flexibility and to extend the time available for the company to benefit from future improvements to current market conditions.

Mr. George T. Stapleton, II has resigned as CEO but will continue as Chairman of the Board and in this capacity will remain active in the Company without cash compensation.  This change has been motivated primarily by Mr. Stapleton’s desire to demonstrate his commitment to necessary cost reductions in these very difficult economic times.

 R. William (Bill) Thornton will assume the role of President and CEO (formerly President and COO) and will continue to lead the Company’s ongoing evaluation of restart options for its two production ready projects in Missouri as well as its drill ready prospects at its other projects.  These investigations will include strategic partnerships, alternative technologies and the potential sale or farm out of certain assets to fund other opportunities.  When market conditions improve, these options will expand to include raising equity or project financing.

Mr. Kelly Sledz has resigned as VP Finance to pursue other opportunities.  Mr. Farid Naghiyev has been promoted to Finance Manager and Controller and will oversee all financial and accounting functions for the Company.  Mr. Naghiyev has been with the Company in the position of Controller and is fully familiar with the operations and reporting of the Company.

In addition to these changes at the executive level, the Company has significantly reduced its overall staffing level.  Compared to December 1, 2008, the Company has reduced overall staffing by 71% and corresponding salaries by 63%.   The Company has retained only a core staff of personnel to ensure continuity and the capacity to restart the projects in Missouri which were shut-in during December (see December 31 News Release).

The Company expects that the latter half of 2009 will bring a return to more predictable financial markets and a strengthening oil price such that the real value in MegaWest’s projects can begin to be realized.  MegaWest is taking and will take every opportunity to ensure that the Company emerges from these trying times in a position to capitalize on the capability of its personnel and the quality of its heavy oil properties.

On Behalf of the Board,

George T. Stapleton, II
Chairman of the Board

About MegaWest

MegaWest is continuing to execute its business plan to create shareholder value. MegaWest owns or has the right to earn an interest in over 146,000 acres in Missouri, Kansas, Kentucky, Montana and Texas. MegaWest seeks to prove up significant resources and achieve production from its heavy oil properties through the application of new technical developments in the commercial thermal recovery of heavy oil.

FOR FURTHER INFORMATION PLEASE CONTACT:

George T. Stapleton, II, Chairman of the Board R. William (Bill) Thornton, President and CEO Telephone: 403.984.6342	Suite 800, 926 – 5th Avenue SW Calgary, AB T2P 0N7 Email: investor.relations@megawestenergy.com Website: www.megawestenergy.com
Nancy Tamosaitis, Public Relations Vorticom Inc. Telephone: 1.212.532.2208 Email: nancyt@vorticom.com

Forward-Looking Statements
This press release contains forward-looking information and statements including opinions, assumptions, estimates and expectations of future employee retention.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.